Exhibit 99.8

NICE CXone Selected by MedQuest to Enhance Patient Experiences with New
Advanced Integrated Digital and Self-Service

A leader in outpatient imaging services to provide smart digital and self-service experiences with NICE CXone to improve services for patients, health systems and hospitals

Hoboken, N.J., May 23, 2022 – NICE (Nasdaq: NICE) today announced that MedQuest Associates, a leading manager of outpatient diagnostic imaging facilities, has selected the NICE CXone Essentials Suite to enrich its services to patients, health systems and hospitals. Implementation of NICE’s world-leading customer experience platform is part of MedQuest’s ongoing investment in improved patient interactions, self-service options and employee effectiveness.

MedQuest partners with hospitals and health systems to develop and execute strategies for outpatient radiology, including mobile MRI unit management, women's imaging services, administration of freestanding imaging networks, patient scheduling, and other aspects of end-to-end radiology workflows. The company operates a network of over 50 imaging centers in the southeastern United States, supported by several contact centers that handle up to a million inbound and outbound interactions annually. With the deployment of NICE CXone Essentials Suite, MedQuest is introducing new process automations, digital channels and self-service options to improve efficiency and patient experience.

CXone Essentials include intelligent call routing, outbound dialer automation, support for multichannel interactions, and caller sentiment analytics on a cloud-based platform, which ensures MedQuest stability and high uptime for all its customer support services. The suite also includes a NICE Quality Management solution that incorporates sentiment analysis for targeted employee coaching, regulatory compliance and optimization.

In addition, MedQuest is leveraging the CXone platform to provide patients a secure, self-service format for scheduling imaging appointments for more efficient management and greater customer engagement. For MedQuest employees who are tasked with managing the imaging schedules and sessions and coordinating among patients and affiliated health systems, the CXone Essentials Suite includes Proactive XS. It creates automated dialer lists, which include voice, email and SMS contacts, for issuing the necessary updates, documents, confirmations and other forms of communication with clients. This also allows MedQuest to unify their backend systems into a single platform for more trustworthy data, coherent processes and innovative management solutions.

“At MedQuest, we always strive to improve the quality of service, care and value we provide to patients and to our healthcare partners,” said Serena Gilpin, MPA, Sr. Director, Radiology Patient Services, MedQuest Associates. “Part of that commitment, reflected in our history of success in outpatient imaging, is partnering with companies like NICE to improve customer experience with the most sophisticated solutions available. The CXone Essentials Suite is a toolbox for reinventing our patient services, so we can roll out digital channels, introduce automations and provide self-service across our enterprise. Patients can independently manage their imaging appointments, while our employees are better equipped to provide top-notch patient support from start to finish.”

As the most comprehensive suite of solutions available, CXone streamlines billing, automates communications, lowers operating costs and helps to ensure secure communications.

“In the global healthcare sector, customer service and contact centers have seen a massive increase in the volume of interactions in recent years,” said Paul Jarman, NICE CXone CEO. “At the same time, patients, like other consumers, have largely been conditioned to expect frictionless, personalized and instantaneous service. We are very pleased to partner with MedQuest Associates to meet these demands, helping them deliver award-winning patient experiences with CXone.”

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

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Forward-Looking Statements
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